Exhibit 99.1

Scorpio Bulkers Inc. Announces Commitment for a $39.6 Million Loan Facility

Monaco - (Marketwired – November 7, 2014) - Scorpio Bulkers, Inc. (NYSE: SALT) (the "Company") announced today that it has received a commitment from ABN AMRO Bank N.V. for a loan facility of up to $39.6 million (the "Facility").

The Facility was arranged by ABN AMRO Bank N.V., The Netherlands, with insurance cover to be provided from the China Export & Credit Insurance Corporation (“Sinosure”).  The Facility will be used to finance up to 60% of the market value upon delivery of two Kamsarmax vessels currently under construction at Tsuneishi Zhoushan Shipyard, China for delivery in Q3 2015 and Q1 2016.  The Facility has two tranches which shall each mature 10 years from the date of delivery of each vessel. The  terms and conditions of the Facility, including covenants, will be similar to those in the Company's existing credit facilities and customary for financings of this type.  The Facility is subject to customary conditions precedent and the execution of definitive documentation.

About Scorpio Bulkers Inc.

Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc. currently owns two Kamsarmax vessels, time charters-in 23 dry bulk vessels (one Handymax, one Ultramax, four Supramax, five Panamax, eight Kamsarmax and four Post-Panamax vessels) and has contracted for 78 dry bulk vessels consisting of 29 Ultramax, 21 Kamsarmax and 28 Capesize vessels, from shipyards in Japan, South Korea, China and Romania. Upon final delivery of all of the vessels, the owned fleet is expected to have a total carrying capacity of approximately 8.7 million deadweight tonnes. Additional information about the Company is available on the Company's website www.scorpiobulkers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)

www.scorpiobulkers.com